UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2019

Commission File Number 333-228127

ALPS ALPINE CO., LTD.
(Translation of registrant's name into English)

1-7, Yukigaya-otsukamachi
Ota-ku, Tokyo, 145-8501
Japan
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALPS ALPINE CO., LTD.

By:	/s/ Junji Kobayashi
Name:	Junji Kobayashi
Title:	Senior Manager

Date:    January 29, 2019

January 29, 2019
For Immediate Release

Company name:	ALPS ALPINE CO., LTD
Representative:	Toshihiro Kuriyama,
Representative Director, President & CEO
(Code no.: 6770, First Section, Tokyo Stock Exchange)
Inquiries to:	Junji Kobayashi, Senior Manager,
Corporate Planning Operations
TEL: +81-3-5499-8026 (IR Direct)
https://www.alpsalpine.com/e/

ALPS ALPINE CO., LTD. Announces Acquisition of Own Shares
(Under the provision of its Articles of Incorporation in accordance with Article 165, paragraph 2 of the Companies Act)

Tokyo, Japan (January 29, 2019) – ALPS ALPINE CO., LTD. (the "Company") today announced that at the meeting of the Board of Directors held today, a resolution was adopted to acquire its own shares under Article 156 which is applicable in accordance with Article 165, paragraph 3 of the Companies Act.

Particulars

1.  Reasons for the acquisition of own shares
As announced in the press release dated November 26, 2018 titled "Notice Regarding the Management Policy under the Holding Company Structure, including the Basic Policy on Shareholder Returns" (the "Management Policy Press Release"), the Company (ALPS ELECTRIC CO., LTD at the time of the announcement) has decided to implement a share buyback with the aim of improving capital efficiency and responding to dilution that may occur due to the business integration and share exchange between the Company and Alpine Electronics, Inc. ("Alpine").

2.  Contents of acquisition
(1) Class of shares to be acquired:	Common stock of the Company
(2) Total number of shares to be acquired:	20,000,000 shares (maximum)
(The percentage compared to the total number of shares outstanding (excluding tresuary shares): 9.14%)
(3) Aggregate amount of acquisition cost:	¥28,400,000,000 (maximum)[1]
(4) Period of acquisition:	From January 30, 2019 to June 28, 2019
(5) Method of acquisition:	Purchase on the floor of the Tokyo Stock Exchange

The details of the policy for securing a total payout ratio of 50% over the three-year period from fiscal 2019 through fiscal 2021, announcd in the Management Policy Press Release, are currently scheduled to be announced upon announcement of fiscal year results in April 2019 (tentative).

(Reference)
The status of treasury shares as of January 1, 2019
Total number of shares outstanding (excluding treasury shares):	218,882,081 shares
Number of treasury shares:	399,369 shares

_______________________
1 As per requests by Alpine shareholders for Alpine to purchase their shares as part of the business integration and share exchange between the Company and Alpine, Alpine wlll pay approximately ¥11.6bn to the shareholders in accordance with Article 786, paragraph 5 of the Companies Act. The maximum aggregate amount of the acquisition cost was calculated by deducting this amount from the ¥40bn announced in the Management Policy Press Release for buying back common shares.